MANAGEMENT INFORMATION CIRCULAR

ALAMOS GOLD INC.
Suite 2010 – 120 Adelaide Street West

Toronto, Ontario

Canada   M5H 1T1

MANAGEMENT INFORMATION CIRCULAR

(This information is given as at April 2, 2007, unless otherwise indicated)

SOLICITATION OF PROXIES

This Management Information Circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of Alamos Gold Inc. (the Company) for use at the Annual and Special Meeting of the Shareholders of the Company (and at any adjournment thereof) to be held on Friday, May 25, 2007 at the time and place and for the purposes set forth in the accompanying Notice of Meeting (the “Meeting”).  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the Directors of the Company.

All dollar amounts referenced herein are Canadian Dollars unless otherwise specified.  The exchange rate as at December 31, 2006 was C$1.00 = US $0.8581.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are John A. McCluskey, President and Chief Executive Officer (the “CEO”), and Jon Morda, Chief Financial Officer (the “CFO”) of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed form of proxy is received by Pacific Corporate Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or at any adjournment thereof.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, Suite 3350, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49222, Vancouver, British Columbia, V7X 1L2, any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ALAMOS GOLD INC.   2007 MANAGEMENT INFORMATION CIRCULAR

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED FOR ALL MATTERS TO BE VOTED ON AT THE MEETING AS SET OUT IN THIS INOFRMATION CIRCULAR OR WILL BE WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

THE COMMON SHARES REPRESENTED BY PROXIES WILL, ON ANY POLL WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE FORM OF PROXY, BE VOTED IN ACCORDANCE WITH THE SPECIFICATION MADE.

SUCH SHARES WILL, ON A POLL, BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED, OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED, BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized capital:  an unlimited number of common shares without par value.

Issued and outstanding:   93,796,229 common shares without par value as of April 20, 2007.

Only shareholders of record at the close of business on April 20, 2007 (the “Record Date”), who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.  As used herein, the term "Shareholder" refers only to registered holders of common shares of the Company.

On a show of hands, every individual who is present as a Shareholder or as a representative of a corporate Shareholder will have one vote (no matter how many shares such Shareholder holds).  On a poll, every Shareholder present in person or represented by a proxy and every person who is a representative of a corporate Shareholder, will have one vote for each common share registered in the name of the Shareholder on the list of Shareholders, which is available for inspection during normal business hours at Pacific Corporate Trust Company and at the Meeting. .

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

ALAMOS GOLD INC.   2007 MANAGEMENT INFORMATION CIRCULAR

ADVICE TO BENEFICIAL SHAREHOLDERS

Only Shareholders, or proxyholders duly appointed by Shareholders, are permitted to vote at the Meeting.  Shareholders who do not hold their shares in their own name (such shareholders being referred to herein as "Beneficial Shareholders") are advised that only proxies from Shareholders registered on the Record Date can be recognized and voted at the Meeting.  If your common shares are listed in an account statement provided to you by a broker, then in almost all cases those common shares will not be registered in your name on the records of the Company and you are not a Shareholder.  Such common shares will more likely be registered under the name of your broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.  The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. (or similar nominees) are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of the Meeting unless the Beneficial Shareholders have waived the right to receive meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to Shareholders.  However, its purpose is limited to instructing the Shareholder which is the registered holder of such common shares how to vote those common shares on behalf of the Beneficial Shareholder.  Should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the management proxyholders named in the form and insert the Beneficial Shareholder's name in the blank provided and return the proxy form to the intermediary/broker.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation and/or ADP Proxy Services (IICC/ADP).  IICC/ADP typically uses a specific voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting instruction forms to IICC/ADP.  IICC/ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of those common shares to be represented at the Meeting by IICC/ADP clients.  A Beneficial Shareholder receiving an IICC/ADP voting instruction form cannot use that proxy to vote its common shares directly at the Meeting - the voting instruction form must be returned to IICC/ADP well in advance of the Meeting in order to have the common shares voted.  It is also possible, in some cases, to submit voting instructions to IICC/ADP through the Internet.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.

Election of Directors

The Board presently consists of eight directors and it is intended to maintain the number of directors at seven directors for the ensuing year.  Although management is only nominating seven individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.

ALAMOS GOLD INC.   2007 MANAGEMENT INFORMATION CIRCULAR

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at April 2, 2007.

NAME, POSITION, PROVINCE OR STATE AND COUNTRY OF RESIDENCE(1)	PRINCIPAL OCCUPATION DURING THE PAST 5 YEARS(1)	TERM AS A DIRECTOR	NUMBER OF COMMON SHARES(2)
JOHN A. McCLUSKEY President and CEO and Director Ontario, Canada

President and CEO of the Company from February 2003 to present; President of the Company from November 2003 to present; President and Chief Executive Officer of Grayd Resource Corporation from 1996 to 2003; Vice- President Finance, and director of Inca Pacific Resources from 1995 to 2002.

		Since February 21, 2003	721,709(8)
LEONARD HARRIS (7) Director Colorado, United States	Consultant and a director of several mining companies from 1994 to present. Previously, Vice President and General Manager, Newmont Mining Corp. Latin America and President and General Manager, Newmont Mining Corp. Peru from December 1994 to May 1995; General Manager, Minera Yanacocha from July 1992 to December 1994; Vice-President of R&D, Newmont Mining Corp. from May 1978 to January 1989.	Since November 27, 2003	15,000
RICHARD W. HUGHES(4)(6) Director British Columbia, Canada	President of Hastings Management Corp., a private company providing administrative and professional services to public companies engaged in mineral exploration from 1994 to present; President and Director of Klondike Gold Corp. from August 1985 to present; President and Director of Golden Chalice Resources Inc. from February 2004 to present; President and Director of Abitibi Mining Corp. from June 1983 to present; and President and Director of Sedex Mining Corp. from November 1980 to present.	Since February 21, 2003	131,107
JAMES M. McDONALD(3)(5)(6) Director Alberta, Canada

CEO and Director of Kootenay Gold Inc. March 2005 to present; Director of Genco Resources Ltd. February 2003 to present and President December 2003 to June 2006; Director and co-founder of National Gold Corporation March 2000 to February 2003 and President November 2002 to February 2003; President of Makwa Exploration Ltd., a private geological consulting company owned by Mr. McDonald, 1991 to present.

		Since February 21, 2003	350,457(9)

ALAMOS GOLD INC.   2007 MANAGEMENT INFORMATION CIRCULAR

NAME, POSITION, PROVINCE OR STATE AND COUNTRY OF RESIDENCE(1)	PRINCIPAL OCCUPATION DURING THE PAST 5 YEARS(1)	TERM AS A DIRECTOR	NUMBER OF COMMON SHARES(2)
BRIAN W. PENNY(3)(4) Director Ontario, Canada

Vice-President, Finance and Chief Financial Officer of Silver Bear Resources Inc. from January 2005 to present; Chief Financial Officer of Western Goldfields Inc. February 2006 to present; Vice- President, Finance and Chief Financial Officer of Kinross Gold Corporation from June 1993 to June 2004.

		Since May 24, 2005	Nil
MARK WAYNE(3)(5) Director Alberta, Canada	Vice-President of MGI Securities Inc., a registered investment dealer, since January 2005; Chief Financial Officer of QGX Ltd., 1994 to August, 2006; Chief Financial Officer of Antares Mineral Inc., July 2004-present; Chief Financial Officer of Stem Cell Therapeutics Corp., June 2004-present; Chief Executive Officer and co-founder of Lightyear Capital Inc., December 2000 to December 2003 and a Director thereof from January 2004-November 2004	Since May 24, 2005	25,000
JOHN VAN DE BEUKEN Vice President and COO and Director Arizona, USA

Vice-President of the Company from May 2006 to present and COO of the Company from November 2003 to present.  Vice-President, Mongolian Projects, Ivanhoe Mines Limited, 2002.  Senior Associate, Anderson & Schwab Inc., 2000 to 2002.  VP Operations, Minera Alumbrera, Ltd. 1997 to 2000.  Director of Engineering, Kennecott Corporation then VP Operations, Utah Copper, Kennecott Corp., a subsidiary of Rio Tinto, 1994 to 1997.  Operations Manager then General Manager, McCoy Cove Mine, Echo Bay Mines, 1987 to 1994.

		Since May 24, 2006	197,000(10)

(1)

The information as to province or state and country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers individually.

(2)

The information as to common shares beneficially owned or over which a director or executive officer exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers individually as of April 20, 2007.

(3)

Denotes member of Audit Committee.  Mr. Penny serves as Chair of this Committee.

(4)

Denotes member of Compensation and Nominating Committee.  Mr. Hughes serves as Chair of this Committee.

(5)

Denotes member of Corporate Governance Committee.  Mr. Wayne serves as Chair of this Committee.

(6)

Denotes member of Independent (Special) Committee (Re: Shareholders Rights Plan).

(7)

Denotes member of Technical, Environmental, Social and Employees' Health and Safety Committee, Mr. Harris serves as Chair of this Committee.

(8)

Of this amount, 341,941 common shares are held by Daniele McCluskey, Mr. McCluskey's spouse, 146,368 common shares are held by No. 369 Sail View Ventures Ltd., a corporation wholly-owned by Mr. McCluskey and his spouse, and a total of 233,400 common shares are held directly by Mr. McCluskey.

(9)

Of this amount, 197,074 common shares are held by Makwa Exploration Ltd., a corporation controlled by Mr.  cDonald and 153,383 common shares are directly held by Mr. McDonald.

(10)

Of this amount, 50,000 common shares are held by Glenna Van De Beuken, Mr. Van De Beuken’s spouse, and 147,000 common shares are held jointly by Mr. and Mrs. Van De Beuken.

The directors and senior officers of the Company as a group beneficially own, directly or indirectly, an aggregate of approximately 1,823,673 common shares of the Company, which together represent 1.9% of the issued and outstanding common shares of the Company as at April 20, 2007.

ALAMOS GOLD INC.   2007 MANAGEMENT INFORMATION CIRCULAR

The Board does not currently have an Executive Committee.  There are five Committees of the Board, namely:  (1) the Audit Committee, (2) the Compensation and Nominating Committee, (3) the Corporate Governance Committee, (4) the Independent (Special) Committee (re: Shareholders Rights Plan) and (5) the Technical, Environmental, Social and Employee’s Heath and Safety Committee.  The following table sets out the members of such Committees:

Name of Committee	Members of Committee	Date of Appointment
Audit Committee	Brian Penny (Chair) Mark Wayne James McDonald	May 24, 2006
Compensation and Nominating Committee	Richard Hughes (Chair) Alan Hill (1) Brian Penny	May 24, 2006
Corporate Governance Committee	Mark Wayne (Chair) James McDonald	May 24, 2006
Independent (Special) Committee (Re: Shareholders Rights Plan)	Alan Hill (Chair)(1) Richard Hughes James McDonald	May 24, 2006
Technical, Environmental, Social and Employee’s Health and Safety Committee	Len Harris (Chair) Alan Hill(1) John van de Beuken	May 24, 2006

(1)

Mr. Hill is not standing for re-election as a director.

B.

Appointment of Auditor

The persons named in the enclosed form of Proxy will vote for the appointment of Ernst & Young LP, Chartered Accountants, of Ernst & Young Tower, Toronto-Dominion Centre, 222 Bay Street, Toronto, Ontario, as auditor of the Company for the ensuing year, until the close of the next annual general meeting of shareholders at a remuneration to be fixed by the directors.  Ernst & Young LLP was first appointed as the Company’s auditor on November 15, 2004.

ALAMOS GOLD INC.   2007 MANAGEMENT INFORMATION CIRCULAR

STATEMENT OF EXECUTIVE COMPENSATION

For purposes of this Information Circular, named executive officers of the Company means the following individuals (the “Named Executive Officers”):

(a)

the Company's CEO;

(b)

the Company's CFO;

(c)

each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 per year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an officer of the Company at the end of the most recently completed fiscal year.

As at December 31, 2006, the end of the most recently completed fiscal year of the Company, the Company had four Named Executive Officers, being John A. McCluskey, the President and CEO, Jon Morda, the CFO, John F. Van De Beuken, Vice President and Chief Operating Officer (the “COO”) and Ken Balleweg, Vice President Exploration.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers of the Company for each of the three most recently completed fiscal years ended December 31, 2006, 2005 and 2004.  All figures are in Canadian dollars unless otherwise indicated.

Summary Compensation Table for the Company

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)(1)	Shares or Units Subject to Resale Restrictions ($)	LTIP(2) Payouts ($)	All Other Comp-ensation ($)
John A. McCluskey President and CEO	2006 2005 2004	439,333 308,000 70,243(4)	450,000 505,520 339,220	3,227 150,773(3) 182,255(3)	200,000/0 250,000/0 200,000/0	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Jon Morda(5) CFO	2006 2005 2004	161,334 138,000 50,000	15,000 12,000 5,000	3,380 332 50,000	50,000/0 10,000/0 200,000/0	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

ALAMOS GOLD INC.   2007 MANAGEMENT INFORMATION CIRCULAR

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)(1)	Shares or Units Subject to Resale Restrictions ($)	LTIP(2) Payouts ($)	All Other Comp-ensation ($)
John F. Van De Beuken(6) Vice- President and COO	2006 2005 2004	Nil Nil Nil	US154,000 US 12,500 US 20,000	US204,200 US154,200 US145,000	150,000/0 50,000/0 250,000/0	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Ken Balleweg(7) Vice-President Exploration	2006 2005 2004	Nil Nil Nil	US25,000 US 9,167 US10,000	US136,670 US107,500 US 95,800	100,000/0 75,000/0 60,000/0	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

(1)

SAR or stock appreciation right means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2)

LTIP or long term incentive plan means any plan that provides compensation intended to motivate performance to occur over a period greater than one fiscal year, but does not include option or stock appreciation right plans or plans to compensation through restricted shares or restricted share units.

(3)

Certain amounts paid in US dollars are converted at the exchange rate applicable to the compensation period. Paid as consulting fees to October 1, 2004.

(4)

Compensation paid as salary commencing October 1, 2004.

(5)

Mr. Morda was appointed CFO in February 2004.

(6)

Mr. Van De Beuken was appointed Vice-President of the Company in May 2006 and COO of the Company in November 2003.

(7)

Mr. Balleweg was appointed Vice President Exploration in May 2005.

Long Term Incentive Plan Awards

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed fiscal year ended December 31, 2006.  A Long-Term Incentive Plan is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options.  SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year ended December 31, 2006, the following incentive stock options were granted to the Named Executive Officers.  No SARs (stock appreciation rights) were granted.

ALAMOS GOLD INC.   2007 MANAGEMENT INFORMATION CIRCULAR

Name	Securities Under Options/SARs Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security) (1)	Expiration Date
John A. McCluskey President and CEO	200,000	16.2%	$8.90	$8.90	May 24, 2011
Jon Morda CFO	50,000	4.0%	$8.90	$8.90	May 24, 2011
John F. Van De Beuken Vice-President and COO	150,000	12.1%	$8.90	$8.90	May 24, 2011
Ken Balleweg Vice-President Exploration	100,000	8.1%	$8.90	$8.90	May 24, 2011

(1)

Calculated as the closing price of the Company's shares on the Toronto Stock Exchange on the date prior to grant.

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year
and Fiscal Year-End Option Values

The following table sets out the incentive stock options exercised by the Named Executive Officers during the most recently completed fiscal year ended December 31, 2006 as well as the fiscal year end value of stock options still held by the Named Executive Officers on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Fiscal Year-End (#) Exercisable / Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable(2)
John A. McCluskey	Nil	Nil	1,090,000/120,000	$7,473,000/91,000
Jon Morda	70,000	511,000	140,000/30,000	$ 834,000/23,000
John F. Van De Beuken	Nil	Nil	690,000/90,000	$4,557,000/68,000
Ken Balleweg	80,000	630,000	242,000/78,000	$1,491,000/105,000

(1)

Calculated using the difference between the exercise price and the market value on the date of exercise.

(2)

In-the-Money options are those where the market value of the underlying securities at the most recent fiscal year end exceeds the option exercise price.  The closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2006, being the fiscal year end of the Company, was $9.66 per share and exceeded the exercise price of the options granted to the Named Executive Officers.

Option and SAR Repricings

There were no options or freestanding SARs held by the Named Executive Officers that were repriced downward during the Company’s most recently completed fiscal year ended December 31, 2006.

ALAMOS GOLD INC.   2007 MANAGEMENT INFORMATION CIRCULAR

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit/actuarial plan, under which benefits are determined by final compensation of years of service of the Company's officers and key employees.

Pension Plans

The Company does not provide a pension plan for directors or executive officers.

Composition of the Compensation and Nominating Committee

The Company's Compensation and Nominating Committee consists of Richard W. Hughes (Chair), Alan R. Hill and Brian Penny.   Compensation matters may also be reviewed and approved by the entire Board.  All of the members of the Compensation and Nominating Committee are directors of the Company.  Other than Mr. Hill, who serves as Chairman of the Board and has a personal services contract with the Company, none of the other members of the Compensation and Nominating Committee served as an officer or employee of the Company or its subsidiary during the most recently completed fiscal year.  Mr. Hill is not standing for re-election as a director.  See “Compensation of Directors”.

Termination of Employment, Change in Responsibilities and Employment Contracts

Other than as described below, the Company has not entered into any plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company's most recently completed fiscal year or current fiscal year in respect of compensating such officers or directors in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer or director.

The Company has entered into employment agreements with Messrs. McCluskey and Morda and has entered into consulting agreement with Messrs. Van De Beuken and Balleweg.

John A. McCluskey, President and Chief Executive Officer

Under an agreement with John A. McCluskey dated July 1, 2004, Mr. McCluskey acts as President and CEO of the Company. He receives annual compensation of $500,000 payable in equal semi-monthly instalments, effective May 1, 2006.    His compensation is reviewed annually by the Board, and may be increased at the Board's discretion each year.  Mr. McCluskey is eligible for a discretionary cash bonus, if certain milestones agreed to between the Board and Mr. McCluskey are met. In 2006, Mr. McCluskey received a bonus of $450,000. He also received a grant of options to purchase 200,000 Common Shares at $8.90 per share for a period of five years, subject to certain vesting provisions.  Mr. McCluskey is entitled to four weeks of paid vacation each year.

The term of Mr. McCluskey's engagement is for an indefinite term.  If Mr. McCluskey terminated without cause, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of 24 months' compensation plus two additional months for each subsequent year of engagement.  If Mr. McCluskey's engagement as President and CEO is terminated as a result of a change of control of the Company, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of 36 months' compensation.

ALAMOS GOLD INC.   2007 MANAGEMENT INFORMATION CIRCULAR

Jon Morda, Chief Financial Officer

Under an agreement with Jon Morda, dated April 1, 2004, Mr. Morda acts as CFO of the Company. He receives annual compensation of $170,000 payable in equal semi-monthly instalments, effective May 1, 2006.  His compensation is reviewed annually by the CEO and the Board, and may be increased at its discretion each year.  Mr. Morda is eligible for a discretionary cash bonus, if certain milestones agreed to between the CEO and Mr. Morda are met.  In 2006, Mr. Morda received a bonus of $15,000. He also received a grant to purchase 50,000 Common Shares at $8.90 per share for a period of five years, subject to certain vesting provisions.  Mr. Morda is entitled to four weeks of paid vacation each year.

The term of Mr. Morda's engagement is for an indefinite term.  If Mr. Morda's engagement is terminated without cause, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus 12 months compensation if terminated after 12 month from the date of the agreement plus one month for each additional year of engagement as the CFO.  If Mr. Morda's engagement is terminated as a result of a change of control of the Company, he is entitled to receive 12 months’ compensation.

John Van De Beuken, Vice-President and Chief Operating Officer

Under a consulting agreement with John F. Van De Beuken dated January 1, 2004, Mr. Van De Beuken acts as Vice-President and COO of the Company. He receives an annual consulting fee of US$229,000, which includes an allowance for medical coverage, payable in equal semi-monthly instalments, effective May 1, 2006.    This consulting fee is reviewed periodically by the CEO and the Board, and may be increased at their discretion each year.  Mr. Van De Beuken is eligible for a discretionary cash bonus, if certain milestones agreed to between the Board and Mr. Van De Beuken are met. In 2006, Mr. Van De Beuken received a bonus of US$154,000. He also received a grant of options to purchase 150,000 Common Shares at $8.90 per share for a period of five years, subject to certain vesting provisions.

The initial term of Mr. Van De Beuken's consulting arrangement expired on December 31, 2005 and is automatically renewable for additional 12 month terms.  Mr. Van De Beuken’s consulting arrangement has been renewed for 2007.  If Mr. Van De Beuken's consulting arrangement is terminated without cause, he is entitled to receive all consulting fees owed and expenses incurred up to the date of termination plus a termination fee equal to a 12 month consulting fee plus one additional month for each subsequent year he has been consulting for the Company as Vice President and COO.  If Mr. Van De Beuken's consulting arrangement is terminated as a result of a change of control of the Company, he is entitled to receive any consulting fees owed and expenses incurred up to the date of termination plus a termination fee equal to an 18 month consulting fee.

Ken Balleweg, Vice-President Exploration

Mr. Balleweg was appointed Vice-President Exploration on May 24, 2005. Prior to that he acted as a consulting geologist to the Company.  Mr. Balleweg receives an annual consulting fee of US$150,000, payable in equal semi-monthly instalments, effective May 1, 2006.  This consulting fee is reviewed periodically by the CEO and the Board, and may be increased at their discretion each year.  Mr. Balleweg is eligible for a discretionary cash bonus, if certain milestones agreed to between the Board and Mr. Balleweg are met. In 2006, Mr. Balleweg received a bonus of US$25,000. He also received a grant of options to purchase 100,000 Common Shares at $8.90 per share for a period of five years, subject to certain vesting provisions.

ALAMOS GOLD INC.   2007 MANAGEMENT INFORMATION CIRCULAR

The term of Mr. Balleweg's consulting arrangement expired on December 31, 2005 and is automatically renewable for additional 12 month terms.  Mr. Balleweg’s consulting arrangement has been renewed for 2007.

REPORT ON EXECUTIVE COMPENSATION

Board Compensation Committee Report on Executive Compensation

The Company's executive compensation program is administered by the Compensation and Nominating Committee which is comprised of three directors of the Board.  The Compensation and Nominating Committee has, as part of its mandate, primary responsibility for the appointment and remuneration of executive officers of the Company.  The Board also evaluates the performance of the Company's senior executive officers and reviews the design and competitiveness of the Company's compensation plans.

Executive Compensation Program

The Company's executive compensation program is based on a pay for performance philosophy.  It is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term.  The Compensation and Nominating Committee reviews and recommends to the Board base salaries based on a number of factors enabling the Company to compete for and retain executives critical to the Company's long term success.  Incentive compensation is directly tied to corporate and individual performance.  Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders.  Independent consultants may be retained on an as needed basis by the Company to assess the executive compensation program.

Compensation for the Named Executive Officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation in the form of a discretionary annual bonus, and a longer term incentive in the form of stock options granted.  As an executive officer's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

Base Salary

The CEO, Vice-President and COO, the CFO and the Vice-President Exploration approve, as applicable, base salaries for employees at all levels of the Company based on performance and other reviews of market data available.  The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

Annual Bonus

The Board determines on a discretionary basis, incentive awards or bonuses to be paid by the Company to the senior executive officers of the Company, in respect of a fiscal year.  The CEO determines, on a discretionary basis, bonuses to be paid by the Company to all other eligible employees and consultants of the Company in respect of a fiscal year.  Corporate performance is measured by reviewing personal performance and other significant factors, such as level of responsibility and importance of the position to the Company.  The individual performance factor allows the Company to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

ALAMOS GOLD INC.   2007 MANAGEMENT INFORMATION CIRCULAR

Stock Options

The CEO has sole discretion to determine the key employees to whom grants will be made and to determine the terms and conditions of the options forming part of such grants.  The Board approves stock option grants for each level of executive officer or employee.  Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval.  Existing stock options have up to a five year term and are exercisable at the price determined by the Board subject to applicable regulatory acceptance, at the time any option is granted.  Generally, a holder of stock options must be a director, officer, employee or consultant of the Company or its subsidiary or a management company employee in order to exercise stock options.

Performance Graph

The Company’s shares were listed for trading on the TSX on June 18, 2004 (trading symbol “AGI”).  The following graphs compare the yearly percentage change in the cumulative total shareholder return of the Company’s common shares with the S&P/TSX Composite Index for the period January 1, 2006 to December 31, 2006, and for the five-year period from January 1, 2002 to December 31, 2006 assuming a $100 investment in its common shares.

Common Shares

Relative Performance (since February 2003)

Alamos Gold
S&P TSX Composite Total Return Index
1200%
1000%
800%
600%
400%
200%
0%
(200%)
154%
250%
538%
838%
27%
46%
81%
112%
2003
2004
2005
2006

ALAMOS GOLD INC.   2007 MANAGEMENT INFORMATION CIRCULAR

Compensation of Directors

Effective June 1, 2006, the Board agreed that the following compensation be paid to Directors, Committee chairs and Committee members:

Position	Annual Compensation

Director	$ 18,000
Audit Committee Chair	$ 5,500
Other Committee Chairs	$ 2,500
Committee Members (other than Chair)	$ 1,000

Pursuant to a Consulting Services Agreement, Mr. Alan Hill is paid $5,000 per month for providing consulting services to the Company.  Mr. Hill is not standing for re-election as a director of the Company.

During the most recently completed fiscal year ended December 31, 2006, the directors who are not Named Executive Officers received the following compensation for services provided to the Company:

Leonard Harris	US$17,100
Alan R. Hill	$60,000
Richard W. Hughes	$21,500
James M. McDonald	$21,000
Brian W. Penny	$24,500
Mark Wayne	$24,500

The following table sets out stock options granted by the Company during the fiscal year ended December 31, 2006, to directors who were not Named Executive Officers:

Name	Date of Grant M/D/Y	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)(1)	Expiration Date M/D/Y
Alan R. Hill	05/25/06	30,000	2.4%	$8.90	$8.9	05/24/11
James M. McDonald	05/25/06	30,000	2.4%	$8.90	$8.9	05/24/11
Richard R. Hughes	05/25/06	30,000	2.4%	$8.90	$8.9	05/24/11
Leonard Harris	05/25/06	30,000	2.4%	$8.90	$8.9	05/24/11
Brian W. Penny	05/25/06	30,000	2.4%	$8.90	$8.9	05/24/11
Mark Wayne	05/25/06	30,000	2.4%	$8.90	$8.9	05/24/11

(1)

Calculated as the closing price of the Company's shares on the Toronto Stock Exchange on the date prior to grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options/SARs during the period January 1, 2006 to December 31, 2006 by directors who are not Named Executive Officers of the Company, as a group, and the fiscal year-end value of unexercised options/SARs on an aggregated basis:

ALAMOS GOLD INC.   2007 MANAGEMENT INFORMATION CIRCULAR

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#)(3) Exercisable / Unexercisable	Value of Unexercised In-the-Money Options ($)(3)(4) Exercisable / Unexercisable
Directors who are not Named Executive Officers (5 persons)	269,483	$1,917,000	1,499,500/72,000	$9,482,000/55,000

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the difference between the exercise price and the market value on the date of exercise.

(3)

As freestanding SARs have not been granted under the Stock Option Plan, the numbers relate solely to stock options.

(4)

The closing price of common shares of the Company on the TSX on December 31, 2006, being the fiscal year end of the Company, was $9.66 per share and exceeded the exercise price of the options granted to directors who were not Named Executive Officers of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth as at the fiscal year ended December 31, 2006, the number of securities authorized for issuance under the Company’s Stock Option Plan (the “Plan”) which was approved by the shareholders of the Company on May 24, 2005.  The Company may issue a maximum number of options equal to 10% of the then issued and outstanding common shares under the terms of the Plan on the date of grant.

Plan Category	Maximum number of securities available to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (2) (c)
Equity compensation plans approved by security holders	5,185,500 (1)	$4.32	4,185,013
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	5,185,500	$4.32	4,185,013

(1)

This figure represents the total number of options granted and outstanding as at December 31, 2006.

(2)

This figure represents to number of options which are authorized for issuance under the Plan as at December 31, 2006, less the total number of options granted and outstanding as at December 31, 2006.

Stock Option Plan

The Board approved the establishment of an incentive stock option plan of the Company to allow the Company to grant incentive stock options to its directors, officers, employees and consultants of the Company or its subsidiaries and affiliates (the “Participants”).  The incentive stock option plan was approved by the shareholders of the Company at the 2003 annual general meeting of the shareholders of the Company.

On May 24, 2005, the shareholders of the Company approved the amendment of the Company’s incentive stock option plan from a 10% "fixed stock option plan" to a "rolling stock option plan".  Under a rolling stock option plan the number of Shares reserved for issuance must  not exceed 10% of the total number of

ALAMOS GOLD INC.   2007 MANAGEMENT INFORMATION CIRCULAR

common shares which are issued and outstanding on the particular date of grant.  Approval of the Plan by the shareholders is required to be obtained every three years under the rules and policies of the Toronto Stock Exchange (the “TSX”).

The maximum number of common shares (the “Shares”) issuable on exercise of options granted under the current Plan as at December 31, 2006 is 9,370,513 Shares (which is 10% of the current issued and outstanding share capital).  As at April 2, 2007, there are outstanding options to purchase 5,185,500 (55.4%) common shares which represent 5.53% of the Company outstanding share capital as at April 2, 2007.  A balance of 4,185,013 (45.6%) common shares is unallocated under the Plan which represents 4.47% of the Company’s outstanding share capital as at April 2, 2007.

The number of Shares subject to an option granted to any one Participant shall be determined by the Board, based on its review of the performance of the Participant, but no Participant shall be granted an option in any 12-month period which exceeds 5% of the issued and outstanding shares of the Company at the time of grant.  The number of securities issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities.  The number of securities issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities.

The exercise price of the Shares subject to each option shall be determined by the Board, subject to applicable TSX approval, at the time any option is granted.  In no event shall such price be lower than the price permitted by the TSX.

The vesting provisions shall be determined by the Board.

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided for by the Plan or the extent, if any, permitted by the TSX.  During the lifetime of the Participant any benefits, rights and options may only be exercised by the Participant.

Upon the liquidation or dissolution of the Company or upon a re-organization, merger or consolidation of the Company with one or more corporations as a result of which the Company is not the surviving corporation, or upon the sale of substantially all of the property or more than eighty (80%) percent of the then outstanding shares of the Company to another corporation, the Plan shall terminate, and any options theretofore granted hereunder shall terminate unless provision is made in writing in connection with such transaction for the continuance of the Plan and for the assumption of options theretofore granted, or the substitution for such options of new options covering the shares of a successor employer corporation, or a parent or subsidiary thereof, with appropriate adjustments as to number and kind of shares and exercise prices, in which event the Plan and options theretofore granted shall continue in the manner and upon the terms so provided.  If the Plan and unexercised options shall terminate pursuant to the foregoing sentence, the shares subject to all options granted shall immediately vest and all Participants then entitled to exercise any unexercised portion of options then outstanding shall have the right at such time immediately prior to consummation of the event which results in the termination of the Plan as the Company shall designate, to exercise their options to the full extent not theretofore exercised.

The option period shall be a period of time fixed by the Board not to exceed a maximum of 10 years.

The expiry date of outstanding options which may expire during a restricted trading period (a “Blackout Period”) imposed by the Company in accordance with applicable securities laws, will be extended for a period of ten business days commencing on the first business day after the expiry date of the Blackout Period.

ALAMOS GOLD INC.   2007 MANAGEMENT INFORMATION CIRCULAR

If a Participant shall cease to be a director, officer, consultant or employee of the Company or its subsidiaries or affiliates for any reason (other than death), he may exercise his option to the extent that he was entitled to exercise it at the date of such cessation as set out in an option agreement with such Participant, or if there is none, no later than the first to occur of the expiry date of the option and 90 days after the date of such cessation as a director, officer, consultant or employee of the Company or its subsidiaries or affiliates subject to any restrictions under applicable TSX policies and rules.

Subject to applicable approval of the TSX, the Board may, at any time, suspend or terminate the Plan.  Subject to applicable approval of the TSX, the Board may also at any time amend or revise the terms of the Plan, provided that no such amendment or revision shall alter the terms of any options theretofore granted under the Plan.

Subject to applicable approval of the TSX, the Board may, at any time, suspend or terminate the Plan.  Subject to applicable approval of the Exchange, the Board may also at any time amend or revise the terms of the Plan, provided that no such amendment or revision shall alter the terms of any options theretofore granted under the Plan.

Amendments to stock options held by insiders will be subject to regulatory acceptance and disinterested shareholder approval prior to the exercise of the option.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

At any time during the fiscal year ended December 31, 2006 no director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any Shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since January 1, 2006 (being the commencement of the Company's last completed fiscal year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS OF NAMED EXECUTIVE OFFICERS

Management functions of the Company are substantially performed by directors or senior officers of the Company, and not, to any substantial degree, by any other person with whom the Company has contracted.

AUDIT COMMITTEE

Information concerning the Company’s Audit Committee is set out under the heading “Audit Committee” in the Company’s Annual Information Form (“AIF”) dated March 27, 2007 which contains information

ALAMOS GOLD INC.   2007 MANAGEMENT INFORMATION CIRCULAR

for the year ended December 31, 2006. The AIF may be obtained from SEDAR under the Company’s name at www.sedar.com.

CORPORATE GOVERNANCE PRACTICES

In compliance with the requirements of the Business Corporations Act of British Columbia, under which the Company was continued in 2005, the directors are elected by the shareholders to manage, or supervise the management of, the business and affairs of the Company.  In exercising their powers and discharging their duties, they are required to act honestly and in good faith with a view to the best interests of the Company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Pursuant to National Policy 58-101 Disclosure of Corporate Governance Practices (NP58-101), the Company is required to disclose its corporate governance practices, as summarized below.

Board of Directors

The Board is currently comprised of eight directors, Messrs. Alan R. Hill, John A. McCluskey, Leonard Harris, Richard W. Hughes, James M. McDonald, Brian W. Penny, Mark Wayne and John Van De Beuken.  Mr. Hill is not standing for re-election as a director of the Company.  All the proposed nominees are current directors of the Company.  It is proposed to establish the number of directors at seven.

NP58-101 suggests that the Board of a public company should be constituted with a majority of individuals who qualify as “independent” directors.  An “independent” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the directors’ ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding.  In addition, where a company has a significant shareholder, NP58-101 suggests that the Board should include a number of directors who do not have interests in either the company or the significant shareholder.  Of the proposed nominees of the Company, Leonard Harris, James M. McDonald, Richard W. Hughes, Brian W. Penny and Mark Wayne are considered by the Board to be “independent” within the meaning of NP58-101 and John A. McCluskey and John Van De Beuken are each a management director and accordingly are considered to be “non-independent”.

The independent Directors exercise their responsibilities for independent oversight of management, and are provided leadership through their majority control of the Board and ability to meeting independently of management whenever deemed necessary.

Other Directorships

The following directors of the Company are directors of other reporting issuers:

ALAMOS GOLD INC.   2007 MANAGEMENT INFORMATION CIRCULAR

Director	Independent or Not	Directorships in Other Public Companies	Attendance at Board Meetings(1)
Alan R. Hill(2)	Not	Gabriel Resources Ltd.	7 out of 7
John A. McCluskey(3)	Not	Grayd Resource Corporation	7 out of 7
Leonard Harris	Independent

Canarc Resource Corp.,  Sulliden Exploration Inc., Morgain Minerals Inc., Solitario Resources Corporation, Endeavour Silver Corp.; Cardero Resources Corp., IMA Exploration Inc., Indico Minerals Inc. and Aztec Metals Corp.

7 out of 7
James M. McDonald	Independent	Genco Resources Ltd., Golden Chalice Resources Inc. (formerly International Chalice Resources Inc.), Kootenay Gold Inc. and Amador Gold Corp.	7 out of 7
Richard W. Hughes	Independent

Genco Resources Ltd., Amador Gold Corp., Radiant Resources Inc., Kalahari Resources Inc., Kootenay Gold Inc., Klondike Gold Corp., Yale Resources Ltd., Fortune River Resource Corp., Sedex Mining Corp., Neodym Technologies Inc., Klondike Silver Corp., Golden Chalice Resources Inc., Golden Goliath Resources Ltd.

7 out of 7
Brian W. Penny	Independent	Baffinland Iron Mines Corporation and Equinox Minerals Limited	7 out of 7
Mark Wayne	Independent	Railpower Technologies Corp., Stem Cell Therapeutics Corp., Antares Minerals Inc., QGX Ltd.	7 out of 7
John Van de Beuken	Not	None	4 out of 4

(1)

During the fiscal year ended December 31, 2006, the Board held seven meetings.

(2)

Alan R. Hill is Chairman of the Company, and is therefore defined by regulation not to be independent.  Mr. Hill is not standing for re-election as a director.

(3)

John A. McCluskey is President of the Company, and is therefore defined by regulation not to be independent.

(4)

John Van De Beuken is Vice-President of the Company and is therefore defined by regulation not to be independent.

There is a majority of independent Directors.  The independent Directors determine after each Board meeting as to the necessity of holding an in-camera meeting at which only the independent directors attend in order to assert themselves individually and collectively when considering the conduct of the Company’s business and affairs.  The independent Directors held one in-camera meeting during the fiscal year ended December 31, 2006.  All independent Directors were in attendance at the in-camera meeting.

ALAMOS GOLD INC.   2007 MANAGEMENT INFORMATION CIRCULAR

Alan R. Hill is the Chairman of the Board.  His role and responsibilities, which are set out in a written position description, include leading the Board in the performance of its duties; monitoring and reporting to the Board on the effectiveness of the Board and of each director; leading the Board’s assessment of the performance of the CEO and his management team; and taking the lead in the Company’s adherence to the highest standards of corporate governance.  He also acts in an advisory capacity to the President and CEO, the COO and to other officers on all matters concerning the interests and management of the Company.  In co-ordination with the President and CEO and the COO, the Chairman may play a role in the Company’s external relationships.  Mr. Hill is not standing for re-election as a director.

John A. McCluskey is the President and CEO of the Company.  The CEO is the senior management officer of the Company.  His role and responsibilities, which are set out in a written position description, include leading an effective and cohesive management team, setting the tone for the Company by exemplifying consistent values of high ethical standards and fairness and leading the Company in defining its vision.  He is the main spokesperson for the Company and bears the chief responsibility to ensure it meets its short-term operational and long-term strategic goals. The CEO works with and is accountable to the Board with due regard to the Board's requirement to be informed and to be independent.

Mandate of the Board

The Board has, as a component of its code of conduct, adopted a written mandate.  Copies of the Mandate may be obtained by writing to the Company at the address given on page 1 of this Circular or by referring to the Company’s website.  The Board does not actively monitor compliance with the Mandate, but requires prompt notification of apparent or real breaches to that it may investigate and take action.  The Mandate has been circulated to all employees, all of whom understand that it will be enforced.  The Board is responsible for the encouragement and promotion of a culture of ethical business conduct through the adoption of a Code of Conduct that addresses the following:

•

Conflicts of interest, including transactions and agreements in respect of which a director or executive officer has material interest;

•

Protection and proper use of corporate assets and opportunities;

•

Confidentiality of corporate information;

•

Fair dealing with the Company’s security holders, customers, suppliers, competitors and employees;

•

Compliance with laws, rules and regulators; and

•

Reporting of any illegal or unethical behavior.

Position Descriptions

At present, the Board of Directors has delegated the day-to-day management of the business and affairs of the Company to the executive officers of the Company.  Generally, operations in the ordinary course or that are not in the ordinary course and do not exceed material levels of expenditures or commitment on the part of the Company have been delegated to management.  Decisions relating to matters that are not in the ordinary course and that involve material expenditures or commitments on the part of the Company require prior approval of the Board of Directors.  Any responsibility which is not delegated to management or a Board of Directors committee remains with the Board of Directors.  The CEO reviews corporate objectives with the Board of Directors on a quarterly basis.  In this manner, the Board of Directors approves or develops the corporate objectives which the CEO is responsible for meeting.

ALAMOS GOLD INC.   2007 MANAGEMENT INFORMATION CIRCULAR

Orientation, Education and Effectiveness

New directors are provided with a complete set of the Company’s public filings in the most recent 12 months, and an individual review of the Company’s business, operations and finances by the CEO and by the CFO. They are also encouraged to visit the Company’s principal asset accompanied by the senior executives responsible for their operation.  It is the continuing obligation of the Chairman of the Board, the CEO and the senior executives, to bring to the Board’s attention all developing issues, risks and opportunities and proposed regulations that may have an impact on the Company, its business and its operations.  Individual directors are responsible for maintaining their own education, skills and knowledge at an appropriate level.  Any director may, with Board approval, attend on educational course or undertaking at the Company’s expense.

Potential Conflicts of Interest

When proposed transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, such interest is disclosed and the persons who have such an interest are excluded from all discussion on the matter, and are not allowed to vote on the proposal.  All such matters involving senior management must be dealt with by the Board regardless of apparent immateriality.

Shareholder Feedback and Concerns

The Company presently conducts an active shareholder relations program.  The program involves meeting with a broad spectrum of investors, including briefing sessions for analysts and investment fund managers on reported financial results and other announcements by the Company, as well as meeting with individual investors, members of the press and the public.  Shareholders are informed of developments by the Company by the issuance of timely press releases, all of which have been reviewed and approved by the CEO and where appropriate by the Board.

Management of the Company routinely makes itself available to shareholders to respond to questions and concerns.  Shareholder concerns are dealt with on an individual basis, usually by providing requested information.  Significant shareholders’ concerns are brought to the attention of the management of the Company and the Board.

Under its written mandate, the Board is required to oversee the Company’s communications policy.  The Board monitors the policies and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including effective means to enable shareholders to communicate with senior management of the Board.  The Board also monitors the policies and procedures that are in place to maintain a cohesive and positive image of the Company with shareholders, the mining industry, governments and the public generally.

Committees of the Board

The Company has five Committees of the Board, namely:  the Audit Committee, the Compensation and Nominating Committee, the Corporate Governance Committee, the Independent (Special) Committee and the Technical, Environmental, Social and Employees’ Heath and Safety Committee.

ALAMOS GOLD INC.   2007 MANAGEMENT INFORMATION CIRCULAR

Audit Committee

The Audit Committee meets regularly with the CEO, the CFO and the independent auditors to review and enquire into matters affecting financial reporting, the system of internal accounting, financial and disclosure controls, and the independent auditors’ procedures and audit plans.  The Audit Committee recommends to the Board the accounting firm to be appointed as independent auditors.  The Audit Committee reviews and recommends to the Board for approval the annual financial statements, reviews and approves the interim financial statements, and undertakes other activities required by regulatory authorities.  The Audit Committee met four times during 2006.

The Audit Committee presently consists of three directors, Brian W. Penny (Chair), James M. McDonald and Mark Wayne, each of whom is financially literate and is an independent board member.  The Company considers “financial literacy” to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, income statement and a cash flow statement.  The members of the Audit Committee are elected by the Board at its first meeting following the annual shareholders’ meeting to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

The Audit Committee has adopted a written charter which is attached to the Company’s Annual Information Form for the fiscal year ended December 31, 2005 and which may be viewed under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.alamosgold.com.

Compensation and Nominating Committee

The Compensation and Nominating Committee’s duties and responsibilities are: (i) in consultation with the Board to establish criteria for Board membership and recommend Board composition and, as circumstances require, to assess the performance and contribution of individual directors;   (ii) developing and implementing an orientation and education program for new recruits to the Board in order to familiarize new directors with the business of the Company, its management  and professional advisors and its facilities; (iii) developing and implementing a process for assessing the effectiveness of the Board and its committees and for assessing the contribution of each of the Company’s directors; (iv)  continuing to develop the Company’s general human resources guidelines, compensation structure, policies and programs; and (v) determining and approving compensation for directors and senior officers, in addition to the terms of the Company’s bonus plan.  Fees payable to management and directors are determined using a number of factors, such as the nature and extent of the contributions by individual directors, and by direct comparison with other companies of similar size, complexity and risk profile.  Executive compensation is discussed in “Statement of Executive Compensation” on page 6 of this Circular.

The Compensation and Nominating Committee is comprised of Richard W. Hughes (Chair), Alan R. Hill and Brian W. Penny, all of whom are independent directors with the exception of Mr. Hill.  The Compensation and Nominating Committee has adopted a written mandate.

Corporate Governance Committee

The Corporate Governance Committee is responsible for: (i) assisting the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement; (ii)ensuring that procedures are in place to monitor the effectiveness of performance of the Board, Committees of the Board and individual directors;  (iii) monitoring, for the Board, the ongoing application of the Company’s corporate governance principles, and preparing an annual report on the

ALAMOS GOLD INC.   2007 MANAGEMENT INFORMATION CIRCULAR

Company’s approach to corporate governance; (iv) acting as a forum for concerns of individual directors that are readily discussed in a full Board meeting; and (v) ensuring that clear definition and separation of the responsibilities of the Board, the Board Committees, the CEO and officers of the Company is maintained.

The Corporate Governance Committee is comprised of Mark Wayne (Chair) and James M. McDonald, both of whom are independent directors.  The Corporate Governance Committee has adopted a written mandate.

Independent (Special) Committee

The Independent (Special) Committee is comprised of Alan Hill (Chair), Richard W. Hughes and James M. McDonald.  The Committee has not adopted a written mandate.

The Technical, Environmental, Social and Employee’s Heath and Safety Committee

The overall purpose of The Technical, Environmental, Social and Employees’ Health and Safety Committee is to: (i) ensure that the Company’s management has an effective reporting system in place to fully report to the Board on a regular basis on all aspects of the Company’s exploration, development and mining programs and plans (Technical Programs) and to assist the Board to monitor the Company’s actual performance against capital budgets, timelines and Technical Programs; (ii) review and approve of policies and monitor activities of the Company as they relate to public disclosure made by the Company in respect of its mineral projects and reserves (“Technical Disclosure”) to ensure compliance with all applicable regulatory requirements; (iii) review and approve of environmental policies and monitor activities of the Company as they relate to environmental matters;  (iv) review and approve of social policies and programs of the Company as they relate to social issues affecting communities where the Corporation is conducting its Technical Programs and activities; and (v) review and monitor the activities of the Company as they relate to the health and safety of employees of the Company in the workplace.

The Technical, Environmental, Social and Employee’s Health and Safety Committee, which is comprised of Alan Hill and Leonard Harris, has adopted a written mandate.

Assessments

The entire Board of Directors will evaluate the effectiveness of the Board, its committees and individual directors on an annual basis.  To facilitate this evaluation, each committee will conduct an annual assessment of its performance, consisting of a review of its Charter, the performance of the committee as a whole and the performance of the committee Chair.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who has been a director or senior officer of the Company at any time since January 1, 2006 (being the commencement of the Company's last completed fiscal year), any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since January 1, 2006 any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.

ALAMOS GOLD INC.   2007 MANAGEMENT INFORMATION CIRCULAR

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Amendments to Amended Stock Option Plan

Pursuant to recent changes to the policies of the Toronto Stock Exchange (“TSX”), the TSX requires that any stock option plans that consider a procedure for amending (the “Amendment Procedure”) the terms of a stock option plan, must specifically disclose whether shareholder approval is required for an amendment.  In the absence of an Amendment Procedure, shareholder approval is required for any and all amendments.  Accordingly, the Company intends to amend its Plan to include a specific Amendment Procedure which discloses amendments to the Plan that do not require shareholder approval.

Pursuant to the policies of the TSX, the Plan will be amended to reflect that the Board may, at any time, without further approval by the shareholders of the Company, amend the Plan or any Option granted under the Plan in such respects as it may consider advisable and, without limiting the generality of the foregoing it may do so to:

1.

amend typographical, clerical and grammatical errors;

2.

reflect changes to applicable securities laws;

3.

change the termination provisions of an Option or the Plan which do not entail an extension beyond the original expiry date;

4.

include the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve;

5.

ensure that the Options granted under the Plan will comply with any provisions respecting the income tax and other laws in force in any country or jurisdiction of which an option holder to whom an Option has been granted may from time to time be resident or a citizen; and

6.

reduce the exercise price of an Option for an option holder who is not an Insider.

The full text of the Plan, as it is proposed to be amended, is attached hereto as Schedule “A”.

In accordance with the rules and policies of the TSX, the amendments to the Plan must be approved by a majority of the votes cast at the Meeting.  Accordingly, the Shareholders will be asked at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED AS AN ORDINARY RESOLUTION that:

1.

the Company’s Amended Stock Option Plan dated March 10, 2005, as amended on May 17, 2006, (the “Plan”) be amended to include the amendment procedures, as more particularly described in the Information Circular of the Company dated April 20, 2007;

2.

the Company be authorized to abandon or terminate all or any part of the amendments to the Plan if the Board of the Company deems it appropriate and in the best interests of the Company to do so; and

3.

any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise,

ALAMOS GOLD INC.   2007 MANAGEMENT INFORMATION CIRCULAR

all such documents and other writings as may be required to give effect to the true intent of these resolutions.”

The Directors of the Company consider the amendments to the Plan to be in the best interests of the Company and recommend that shareholders vote FOR the foregoing resolution.  In the event the resolution is not passed, the Company may experience difficulty in attracting and retaining strong and qualified personnel as the Company may not be able to grant the number of incentive stock options necessary to meet its needs.

An ordinary resolution requires the approval of a simple majority (greater than 50%) of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general Meeting of the Company.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of Proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company's profile on the SEDAR website at www.sedar.com. Financial information relating to the Company is provided in the Company's comparative financial statements and management's discussion and analysis for the most recent completed fiscal year ended December 31, 2006.

Shareholders may obtain a copy of the Company's financial statements and management's discussion and analysis upon request to the Company at Suite 2010, 120 Adelaide Street West, Toronto, Ontario, Canada, M5H 1T1.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made.

DATED at Toronto, Ontario, this 20th day of April, 2007.

/s/ John A. McCluskey

/s/ Jon Morda

John A. McCluskey

Jon Morda

Chief Executive Officer

Chief Financial Officer

ALAMOS GOLD INC.   2007 MANAGEMENT INFORMATION CIRCULAR

SCHEDULE “A”

AMENDED STOCK OPTION PLAN

ALAMOS GOLD INC.   2007 MANAGEMENT INFORMATION CIRCULAR